Warrantee Inc.

1103, Kitahama Craft

2-4-1 Doshomachi, Chuo-ku, Osaka City

Osaka 541-0045, Japan

June 2, 2023

VIA EDGAR – FORM RW

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Warrantee, Inc. Request to Withdraw Registration Statement on Form F-1 File No. 333-268685

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Warrantee, Inc., a Japanese corporation (the “Registrant”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form F-1 (SEC File No. 333-268685), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on December 6, 2022 and has not become effective.

The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the offering of securities pursuant to the Registration Statement. The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement. The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing, please contact our counsel at Hunter Taubman Fischer & Li LLC, Ying Li, Esq. at 212-530-2206.

Very truly yours,

WARRANTEE, INC.

By:	/s/ Yusuke Shono
Yusuke Shono
Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC